Cue Capital Limited Partnership
Statement of Financial Condition
December 31, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66599

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CUE CAPITAL LIMITED PARTNERSHIP

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 S. BAYSHORE DRIVE, SUITE 9
(No. and Street)

MIAMI (City) FL (State) 33133 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

George Skouras (Name) 516 816 6000 (Area Code – Telephone Number) gskouras@cuecapital.net (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Raphael Goldberg Nikpour Cohen & Sullivan
(Name – if individual, state last, first, middle name)

97 Froehlich Farm Blvd. (Address) Woodbury (City) NY (State) 11797 (Zip Code)

2/23/2010 (Date of Registration with PCAOB)(if applicable) 5028 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George Skouras, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CUE CAPITAL LIMITED PARTNERSHIP, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 20 25

Signature:

Title:

Managing Partner

Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Cue Capital Limited Partnership
Table of Contents
December 31, 2022



RGNC&S
RAPHAEL
GOLDBERG
NIKPOUR
COHEN
SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Cue Capital Limited Partnership

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cue Capital Limited Partnership (the "Partnership") (a limited partnership), as of December 31, 2022 and the related notes to the financial statement. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as Cue Capital Limited Partnership's auditors since 2012.

Woodbury, New York
February 27, 2023

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

Cue Capital Limited Partnership
Statement of Financial Condition
December 31, 2022

Assets

Cash and cash equivalents	$	46,019
Prepaid expenses		18,226
Due from managing partner		8,842
Property and equipment, net		3,663
Other assets		1,550
Total Assets	$	78,300

Liabilities and Partners' Capital

Liabilities

Accounts payable and accrued expenses	$	29,272
Total Liabilities		29,272
Partners' Capital		49,028
Total Liabilities and Partners' Capital	$	78,300

The accompanying notes are an integral part of this financial statement.

1. **Organization and Nature of Business**

   Cue Capital Limited Partnership (the "Partnership") was formed on September 4, 2003. The partnership is a broker-dealer registered with the Securities and Exchange   Commission ("SEC") and is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

   The Partnership's operations consist primarily of introducing leading institutional investors to fund managers that make private equity, real estate and other non-traditional investments. The Partnership also provides advice to fund managers regarding ways to improve their methods of raising capital.

   The Partnership's federal, state and local tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. In general, the federal and state income tax returns have a three year statute of limitations. The Company would recognize accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation

   The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

   Use of Estimates

   The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

   Cash and Cash Equivalents

   Cash consists of deposits with banks. For purposes of the statement of cash flows, the Partnership considers as short term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

   Fair Value of Financial Instruments

   The Partnership's financial instruments consist of cash and cash equivalents, and accounts payable. The fair value of cash and cash equivalents is based upon the bank balance at

Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments (Continued)

December 31, 2022. The fair value of accounts payable is estimated by management to approximate their carrying value at December 31, 2022.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is based on the straight-line method over the estimated useful life as follows:

Assets	Estimated Useful Life
Computer equipment	5 Years
Computer software	5 Years
Furniture	7 Years
Leasehold improvements	15 Years

The Partnership periodically assesses the recoverability of the carrying amounts of long-lived assets. A loss is recognized when expected undiscounted cash flows are less than the carrying amount of the asset. The impairment loss is the difference by which future cash flows are less than the carrying amount of the asset. The impairment loss is the difference by which the carrying amount of the asset exceeds its fair value. The Partnership did not recognize an impairment loss on its long lived assets for the year ended December 31, 2022.

Income Taxes

No provision for federal and state income taxes has been recorded because the limited partner reports the Partnership's income or loss on his income tax returns.

3. **Property and Equipment**

Property and equipment at December 31, 2022 are as follows:

Furniture and fixtures	$	15,137
Computer Equipment		18,521
		33,658
Less: accumulated depreciation		(29,995)
	$	3,663

4.   **Due from Partner**

As of December 31, 2022, there is a balance in due from partner of approximately $8,842 as presented in the Statement of Financial Condition.

5.   **Concentration of Credit Risk and Uncertainties**

The Partnership maintains all of its cash deposits in one financial institution, which at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts and believes it is not subject to any significant credit risk with respect to these deposits.

6.   **Commitments**

The Partnership had no commitments for the year ended December 31, 2022.

7.   **Net Capital Requirements**

The Partnership is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2022, the Partnership's net capital was $16,747, which was $11,747 in excess of its minimum requirement of $5,000 under SEC Rule 15c3-1. The Partnership's net capital ratio was 1.75 to 1.

The Partnership does not claim exemption from the Customer Protection Rule but limits its business activities to those specified in footnote 74 of SEC Release No. 34-70073.

8.   **Subsequent Events**

Subsequent events have been evaluated through February 15, 2023, the date the financial statements were available to be issued. The Company has incurred a loss from operations. The Company's Ownership has indicated that it will provide additional capital as needed to sustain the Company one year from the date these financial statements are available to be issued.